Philosopher Foods
232 followers
1mo

We are amazed at and humbled by the response to day 1 of our investment crowdfunding campaign on Wefunder! Thanks to all who have already made a reservation. Learn more in the link below!

Tim Richards • You
1mo

Our family is grateful for a strong start to our investment crowdfunding campaign on Wefunder yesterday. Learn more in the link about how you become a ground-floor investor in Philosopher Foods.

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

#investment #crowdfunding #grateful #testing #investing #money #regenerativeagriculture #regenerative #regenerativebusiness

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philosopherfoods

We love that investment crowdfunding has brought investing to anyone who has money, rather than just wealthy accredited investors. Thank you for being a community member and for considering becoming one of many people helping us grow to the next level!

Be nourished.

Tim, Chief Philosopher
Rune, Little Philosopher
Chelsea, Mama Philosopher

#wefunder #growing #helpusgrow #investment #crowdfunding #regenerativeagriculture #happyfall #happy #grateful #timetoshine #hardworkdedication #FallVibes #bestdad

*Legal disclosure: No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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philosopherfoods

than just growing revenue and our customer base – we're building a community of people who share our values for regenerative agriculture and regenerative food business.

We love that investment crowdfunding has brought investing to anyone who has money, rather than just wealthy accredited investors. Thank you for being a community member and for considering becoming one of many people helping us grow to the next level!

Be nourished,

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philosopherfoods

are our foundation. This is your chance to become an eventual stockholder in Philosopher Foods!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding*. We're coming to you first with this opportunity to reserve a spot as a ground-level investor in our growing company dedicated to nourishing people and the planet!

Our Community Round is about more than just growing revenue and our customer base – we're building a community of people who share our

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SEPTEMBER 23

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philosopherfoods

philosopherfoods Good news for our fans: you can invest in us for as little as $100 on @wefunder! Click on the link in bio to learn more.

We're taking the first step towards launching a crowd-funded investment campaign by coming to you, the people who know us best — our fans, followers, and customers.

It's a vulnerable time to ask for money to grow our business, but our community is already responding generously, and we're grateful. You are our foundation. This is your

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SEPTEMBER 23

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Our Founder & CEO Tim debuted on the inspiring new ReGen Brands Podcast!

Tim dove deep with Kyle and Anthony on all things Philosopher Foods and regenerative almonds!

Episode Highlights:

How Tim's health issues and activism inspired Philosopher Foods

Why sprouting & stone-grinding makes a massive difference in nut butters

When Tim's friends forced him to start selling his products

How Jimbo's is supporting regen ag with their SOIL program & shelf tag

Studies showing how regen organic almonds have more nutrient density

CRAZY stats about the issues with conventional almond production

How we can make regenerative products less expensive

What retailers and distributors should be doing to support ReGen Brands

How much money it REALLY takes to make it in CPG

Why quantifying the ecological and nutritional value of regen are the key to scale

Invest in nourishing yourself and others with our goods by purchasing our fall sale! Enjoy 20% off all products now through Monday 9/26 at 11:59 PM PDT. Free shipping on US orders over $49.







Naked Crunchy Sprouted Almond Butter

from $10.39 (new 6 oz)

Nourish Now

Naked Creamy Sprouted Almond Butter

from $10.39 (new 6 oz)

Nourish Now

Crunchy Alchemy Sprouted Almond Butter

from $10.39 (new 6 oz)

Nourish Now

Good news for our fans: you can now reserve an investment in us for as little as $100!

We launched a crowd-funded investment campaign on Wefunder by coming to you, the people who know us best — our fans and customers. This is your chance to become an eventual stockholder in Philosopher Foods!

We're 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding*. We're amazed by and grateful for the huge outpouring of folks who already seized our opportunity!

We're coming to you first with this opportunity to reserve a spot as a ground-level investor in our growing company dedicated to regenerative agriculture and healthful food.

*Legal disclosure: No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

No longer want to receive these emails? Unsubscribe.
Philosopher Foods 303 Potrero Street Ste 01A Santa Cruz, CA 95060



Invest in nourishing yourself and others with our goods by purchasing
our fall sale! Enjoy 20% off all products now through TONIGHT
Monday 9/26 at 11:59 PM PDT. Free shipping on US orders over $49.

      

Naked Crunchy Sprouted   **Naked Creamy Sprouted**   **Crunchy Alchemy**
Almond Butter   **Almond Butter**   **Sprouted Almond Butter**

from $10.39 (new 6 oz)   from $10.39 (new 6 oz)   from $10.39 (new 6 oz)

Nourish Now   Nourish Now   Nourish Now

Good news for our fans: you can now reserve an investment in us for as little as $100!

We launched a crowd-funded investment campaign on Wefunder by coming to you, the
people who know us best — our fans and customers. This is your chance to become an
eventual stockholder in Philosopher Foods!

We're 'testing the waters' to gauge investor interest in an offering under Regulation
Crowdfunding*. We're amazed by and grateful for the huge outpouring of folks who
already seized our opportunity!

We're coming to you first with this opportunity to reserve a spot as a ground-level
investor in our growing company dedicated to regenerative agriculture and healthful

food.



#10 - Tim Richards Philosopher Foods
REGEN BRANDS
WITH KYLE & AC
Anthony Corsaro
Tim Richards
Kyle Krull
Kettle & Fire

Our Founder & CEO Tim debuted on the inspiring new ReGen Brands Podcast!

Tim dove deep with Kyle and Anthony on all things Philosopher Foods and regenerative almonds!

Episode Highlights:

- How Tim's health issues and activism inspired Philosopher Foods
- Why sprouting & stone-grinding makes a massive difference in nut butters
- When Tim's friends forced him to start selling his products
- How Jimbo's is supporting regen ag with their SOIL program & shelf tag
- Studies showing how regen organic almonds have more nutrient density
- CRAZY stats about the issues with conventional almond production
- How we can make regenerative products less expensive
- What retailers and distributors should be doing to support ReGen Brands
- How much money it REALLY takes to make it in CPG
- Why quantifying the ecological and nutritional value of regen are the key to scale

*Legal disclosure: No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through

Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

If you'd no longer like to receive emails, click here
Philosopher Foods 303 Potrero Street Ste 01A Santa Cruz, CA 95060



5 virtues we bring to you as value-adds with our nut butters:

1) Maximally delicious - detailed in today's blog

2) Maximally nutritious - coming Weds 10/26

3) Maximally ethical - coming Weds 11/2

4) Maximally ecological - coming Weds 11/9

5) Maximally ambitious - coming Weds 11/16

Food Choices Matter!



Know



Good news: you and anyone else can now reserve an investment in us for as little as $100!

We launched a [crowd-funded investment campaign on Wefunder](#) by coming to you, the people who know us best — our fans and customers. This is your chance to become a ground-level investor in Philosopher Foods!

We're 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding*. We're grateful for the huge outpouring of folks who already seized our opportunity! This is your last chance before we go live on their broader site!

We're coming to you first with this opportunity to [reserve a spot](#) as a ground-level investor in our growing company dedicated to regenerative agriculture and healthful food. By joining us now, you'll receive special terms compared to future investors!



Our Founder & CEO Tim debuted on the inspiring new
[ReGen Brands Podcast](#)!

Tim dove deep with Kyle and Anthony on all things Philosopher Foods and regenerative almonds!

Episode Highlights:

How Tim's health issues and activism inspired Philosopher Foods

Why sprouting & stone-grinding make a massive difference in nut butters

When Tim's friends forced him to start selling his products

How Jimbo's is supporting regen ag with their SOIL program & shelf tag

Studies showing how regenerative organic almonds are more nutrient-dense

CRAZY stats about the issues with conventional almond production

How we can make regenerative products less expensive

What retailers and distributors should be doing to support ReGen Brands

How much money it REALLY takes to make it in Consumer Packaged Goods

Why quantifying the ecological and nutritional value of regen are the key to scale

---

If you'd no longer like to receive emails, click here
Philosopher Foods 303 Potrero Street Ste 01A Santa Cruz, CA 95060



5 virtues we bring to you as value-adds with our nut butters:

1) Maximally delicious - detailed in last week's blog

2) Maximally nutritious - detailed in today's blog

3) Maximally ethical - coming Weds 11/2

4) Maximally ecological - coming Weds 11/9

5) Maximally ambitious- coming Weds 11/16



We debuted on the inspiring new ReGen Brands Podcast!

We invite you to hear the inspired 3-minute clip below by founder Tim Richards on why we'd be wise to value food quality over price and add other metrics of value to our food.

Please watch, then reply to let him know your thoughts! Would you value having this information about your food? Should we invest time and energy into quantifying a "True Nutrition Facts" label for you? Take a deep dive beyond our Nutrition Facts Panel here.


ReGen Brands
with Kyle & AC
Anthony Corsaro
Tim Richards
Kyle Krull

Good news: you and anyone else can now reserve an investment in us for as little as $100!

We launched a crowd-funded investment campaign on Wefunder by coming to you, the people who know us best — our fans and customers. This is your chance to become a ground-level investor in Philosopher Foods!

We're 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding*. We're grateful for the huge outpouring of folks who already seized our opportunity! We're thrilled to grow our business and your investment.

This is your opportunity to reserve a spot as an investor in our growing company dedicated to regenerative agriculture and healthful food.

Invest in creating a more healthful and regenerative food system

---

*Legal disclosure: No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

If you'd no longer like to receive emails, click here
Philosopher Foods 303 Potrero Street Ste 01A Santa Cruz, CA 95060



You already enjoy our food and philosophy.
Soon, you could invest in both for $100 or more!

We're taking the first step towards launching a crowd-funded investment campaign on Wefunder by coming to you, the people who know us best — our fans, admirers, followers, and customers. It's a vulnerable time to ask for money to grow our business, but we are ready to serve more people.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding*. We're coming to you first with this opportunity to reserve a spot as a ground-level investor in our growing company dedicated to nourishing people and the planet!

You are our foundation. This is your chance to become an eventual stockholder in Philosopher Foods. Our Community Round is about more than just growing revenue and our customer base – we're building a community of people who share our values for regenerative agriculture and regenerative food business. Once we reach $50,000 in reservations in this private round, our campaign to $100k goes live!

I love the democratization of fundraising that investment crowdfunding has brought to anyone who has money, rather than being available only to wealthy accredited investors. Thank you for being a community member and for considering becoming one of many people helping us grow to the next level!

Be nourished,

Tim, Chief Philosopher, and Runa, Philosopher Foodie in Training



You can also invest in nourishing yourself and others with our goods by purchasing our fall sale! Enjoy 20% off all products now through Monday 9/26 at 11:59 PM PDT. Free shipping on US orders over $49.







Naked Crunchy Sprouted Almond Butter	**Naked Creamy Sprouted Almond Butter**	**Crunchy Alchemy Sprouted Almond Butter**
from $10.39 (new 6 oz)	from $10.39 (new 6 oz)	from $10.39 (new 6 oz)
Nourish Now	Nourish Now	Nourish Now

*Legal disclosure: No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

No longer want to receive these emails? Unsubscribe.
Philosopher Foods 303 Potrero Street Ste 01A Santa Cruz, CA 95060



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